Exhibit 99.2
CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 30, 2022 at 15:00 CEST at Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.Opening

2.Discussion of the annual report over the financial year 2021 (discussion item)

3.Adoption of the annual accounts over the financial year 2021 (voting item)

4.Explanation of the dividend and reservation policy (discussion item)

5.Appointment of the external auditor for the financial year 2022 (voting item)

6.Release of the managing directors from liability for the exercise of their duties during the financial year 2021 (voting item)

7.Release of the supervisory directors from liability for the exercise of their duties during the financial year 2021 (voting item)

8.Re-appointment of Peter M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

9.Re-appointment of Hiren Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

10.Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

11.Appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

12.Authorization of the management board to acquire shares in the Company’s capital (voting item)

13.Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares (voting item)

14.Closing

No business shall be voted on at the AGM, except such items as included as voting items in the above-mentioned agenda.

The registration date for the AGM is June 2, 2022 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 25, 2022. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.    Discussion of the annual report over the financial year 2021 (discussion item)

The Company's annual report over the financial year 2021 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.    Adoption of the annual accounts over the financial year 2021 (voting item)

The Company's annual accounts over the financial year 2021 have been made available on the Company's website (http://ir.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.    Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

5.    Appointment of the external auditor for the financial year 2022 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2022. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

6.    Release of the managing directors from liability for the exercise of their duties during the financial year 2021 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2021.

7.    Release of the supervisory directors from liability for the exercise of their duties during the financial year 2021 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2021.

8.Re-appointment of Peter M. Kern as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Peter M. Kern as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2025.

Peter M. Kern (54) has been a director of Expedia Group since completion of the IAC/Expedia Group spin-off, has served as Vice Chairman of Expedia Group since June 2018, and has served as Chief Executive Officer of Expedia Group since April 2020. Mr. Kern served on the board of directors of Tribune Media Company from October 2016 through the completion of Tribune Media’s merger with Nextstar Media Group, Inc. in September 2019, and served as Tribune Media’s Chief Executive Officer from March 2017 through September 2019. Mr. Kern is a Managing Partner of InterMedia Partners VII, LP, a private equity firm. Prior to joining InterMedia, Mr. Kern was Senior Managing Director and Principal of Alpine Capital LLC. Prior to Alpine Capital, Mr. Kern founded Gemini Associates in 1996 and served as President from its inception through its merger with Alpine Capital in 2001. Prior to founding Gemini Associates, Mr. Kern was at the Home Shopping Network and Whittle Communications. In addition to serving as the Chairman of the Supervisory Board of trivago N.V., Mr. Kern also currently serves as Chairman of the board of directors of Hemisphere Media Group, Inc., a publicly-traded Spanish-language media company and on the boards of several private companies. Mr. Kern holds a B.S. degree from the Wharton School at the University of Pennsylvania.

Mr. Kern holds 53,949 shares in the Company's share capital.

Mr. Kern has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

9.Re-appointment of Hiren Mankodi as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Hiren Mankodi as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2025.

Hiren Mankodi (48) currently serves as Managing Director for Charlesbank Capital Partners, leading the firm’s technology investing efforts. Previously he was a co-founding partner at Pamplona TMT, a private equity firm focusing on the technology, media and telecom private equity sector. Prior to that, he was a Managing Director at Audax Private Equity where he led the firm’s technology investing efforts. He has over 20 years of private equity and venture capital investing experience, including investments in the enterprise software, infrastructure software, digital media, healthcare IT, technology-enabled services, and industrial technology sectors.

Mr. Mankodi does not hold any shares in the Company's share capital.

Mr. Mankodi has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

10.Re-appointment of Niklas Östberg as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

The Company's supervisory board has made a binding nomination to re-appoint Niklas Östberg as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2025.

Niklas Östberg (42) is the co-founder of Delivery Hero SE and has served as its Chief Executive Officer since May 2011. He also served as director of the board until its public offering in July 2017. Prior to this, Mr. Östberg was co-founder and chairman of the board of Online Pizza Norden AB from 2008 and May 2011. Mr. Östberg holds a Master’s degree from the Royal Institute of Technology in Stockholm, Sweden.

Mr. Östberg does not hold any shares in the Company's share capital.

Mr. Östberg has been nominated for his experience, background and skills, and in order to improve continuity on the Company's supervisory board.

11.Appointment of Mieke De Schepper as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2025 (voting item)

The Company's supervisory board has made a binding nomination to appoint Mieke De Schepper as supervisory director of the Company for a period expiring at the end of the annual general meeting to be held in the year 2025.

Mieke De Schepper (46) currently serves as Chief Commercial Officer of Trustpilot. She previously served as Executive Vice President, Online Travel and Managing Director Asia Pacific, Amadeus IT Group until April 2022. Before Amadeus, Mieke worked for Expedia Group, where she held the role of Senior Vice President and Chief Commercial Officer of Egencia and as Vice President of Expedia Group’s Lodging Partner Solutions Asia Pacific. Prior to Expedia Group, she spent 10 years with Phillips Electronics having held various global, regional and local leadership roles in product, marketing and sales. She started her professional career with McKinsey. Mieke holds an MBA from INSEAD and an MSc in Industrial Design Engineering from the Delft University of Technology.

Ms. De Schepper does not hold any shares in the Company's share capital.

Ms. De Schepper has been nominated for her experience, background and skills, and in order to improve diversity on the Company's supervisory board.

12.Authorization of the management board to acquire shares in the Company’s capital (voting item)

It is proposed to authorize the Company's management board, subject to the approval of its supervisory board as required by the Company's management board rules and articles of association, to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depositary receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 120% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM).
13.Authorization of the management board to (i) issue and/or grant rights to subscribe for shares in the Company’s capital and (ii) limit or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, such shares (voting item)
It is proposed to authorize the Company's management board, for a period of 5 years following the date of the AGM, subject to the approval of the supervisory board to the extent required by the Company's internal rules and its articles of association, to resolve for the Company to (i) issue and/or grant rights to subscribe for shares in the Company's capital (irrespective of their class) and (ii) limit or exclude pre-emption rights in relation to an issuance of, or granting of rights to subscribe for, such shares, which authority will be limited to the Company's authorized share capital as included in its articles of association from time to time.